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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Financial Products Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 7th Avenue, 6th Floor

(No. and Street)

New York	NY	10106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Nazzareno   212-908-9219

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.

(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza, Suite 1700	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, James Donald Rice Jr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Financial Products Company _____, as of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chariman/CEO/CCO

Title

Notary Public

KAREN NAZZARENO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NA6385370
Qualified in Suffolk County
My Commission Expires 12-31-2022

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rice Securities, LLC
dba Rice Financial Products Company
Consolidated Statement of Financial Condition with Report of
Independent Registered Public Accounting Firm Thereon
As of December 31, 2020

(Confidential Pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission)

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
New York, New York

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Rice Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Rice Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rice Securities, LLC's management. Our responsibility is to express an opinion on Rice Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rice Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

We have served as Rice Securities, LLC's auditor since 2008.

February 25, 2021

www.bvccpa.com

Member of the Center for Public Company Audit Firms
of the American Institute of Certified Public Accountants



RICE SECURITIES, LLC
dba RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	635,728
Deposits with clearing organizations		300,000
Due from clearing brokers		39,995
Accounts receivable		1,117,609
Accounts receivable – related party		331,173
Other assets		93,423
TOTAL ASSETS	$	2,517,928
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued liabilities	$	393,261
Member's equity		2,124,667
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,517,928

The accompanying notes are an integral part of the consolidated financial statement.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rice Securities, LLC dba Rice Financial Products Company (the Company) was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), the Securities Investor Protection Corp (SIPC), and the Nasdaq Stock Market (NASDAQ). The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through contracts with clearing organizations.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC (RCAP) and Rice Capital Marketing and Servicing, LLC (RCMS). In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program. As the Designated Bonding Authority for the United States Department of Education's Historically Black College and University (HBCU) Capital Financing Program, RCAP helps refinance outstanding debt and secure needed funding for new projects at very competitive rates for both public and private HBCU institutions.

Basis of Presentation – The accompanying consolidated financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis of Consolidation – The consolidated financial statement includes the accounts of RCAP and RCMS. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statement of financial condition, net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $0 at December 31, 2020.

Revenue Recognition - In accordance with ASU 2014-09 – Revenue from Contracts with Customers (ASC 606), effective January 1, 2019, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The implementation of the new standard did not impact our method of revenue recognition.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Municipal underwriting revenue include fees, net of underwriting expenses, arising from securities offerings in which the Company acts as an underwriter or an agent. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. Where the Company is the lead underwriter, revenue and expenses will be first allocated to other members of a syndicate because the Company is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When the Company is not the lead underwriter, the Company will recognize its share of revenue and expenses on a gross basis, because the Company is acting as the principal. These revenues are recorded in accordance with the terms of the agreements.

Commissions are earned by executing client transactions in stocks, mutual funds, fixed income and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Management and administrative services income are recognized at the time of transaction closing and invoiced when the performance obligation is satisfied.

Income Taxes – As a single member limited liability company, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the sole member, Rice, reports the Company's income or loss on its own tax report.

Uncertain tax positions are recognized in the financial statement only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. At December 31, 2020, the Company did not recognize interest and penalties related to uncertain tax positions or income tax expense.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2020, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Recent Accounting Pronouncements - In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The ASU will require most leases to be recognized on the statement of financial condition as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. The guidance is effective beginning January 1, 2019 for public companies and beginning January 1, 2022 for nonpublic companies. The standard may be early adopted and requires a modified retrospective transition approach to apply. The Company is evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has agreements with two clearing organizations whereby the clearing organizations perform clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organizations, in aggregate, require security deposits of $300,000 to be maintained by the Company. Additional deposits based on transactions and trade activity may also be required, however no additional deposits were required as of December 31, 2020.

NOTE 3 – PPP FORGIVABLE LOAN

During the first quarter of the year, many countries around the world, including the United States, were impacted by the coronavirus (the "virus" or COVID-19) outbreak. While the virus continues to evolve, the negative impact it has had on the global economy as well as major financial markets may have a material impact on the Company's future revenues. At this time, management cannot quantify the impact the virus will have on the Company's financial performance, but believes it has the financial wherewithal to withstand shocks to its business, including access to any necessary capital.

In response to the COVID-19 pandemic, the U.S. Small Business Administration (the "SBA") made available low-interest rate loans to qualified small businesses, including under its Paycheck Protection Program (the "PPP"). In April 2020, the Company submitted an application for a PPP loan (SBA loan). On April 14, 2020, the loan was approved and the Company received loan proceeds in the amount of $471,800.

Section 1106 of the CARES Act provides for forgiveness of up to the full principal amount of qualifying loans guaranteed under the PPP. The PPP and loan forgiveness are intended to provide economic relief to small businesses, such as the Company, that are adversely impacted under the COVID-19 Emergency Declaration issued on March 13, 2020. On November 24, 2020, the Company was granted forgiveness for the full amount of the loan from the SBA.

The Company recorded the loan as a liability under FASB ASC 470, which covers debt, until the loan was forgiven, at which time the extinguishment was recognized as income.

NOTE 4 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2020.

The Company leased certain office facilities and equipment under an operating lease with Rice which was to expire on September 30, 2021. Due to COVID-19, the Company vacated its office facilities in early March 2020 and began to work remotely. On July 1, 2020, Rice agreed to release the Company from its financial lease obligation although Rice and the Company maintain use of the premises for the duration of the lease. Lease expense was $86,100 for the year ending December 31, 2020. At December 31, 2020, there are no future minimum rental commitments and the Company's plans concerning returning to the office environment are uncertain.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK - Continued

Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

NOTE 6 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $1,521,012, which exceeds its required net capital of $100,000 by $1,421,012. The Company's ratio of aggregate indebtedness to net capital was .259 to 1 at December 31, 2020.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services. These overhead expenses include operational costs such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed at least annually. The overhead fee for the year ending December 31, 2020 was approximately $2,384,511 and is reflected in the various expense accounts of the Company. Additionally, the Company has accounts receivable due from Rice for fees due under the management service agreement in the amount of $331,173 at December 31, 2020.

During the year ended December 31, 2020, the Company made distributions of $2,350,000 to Rice.

NOTE 8 – CONTINGENCIES

The Company may develop unexpected legal contingencies or matters that exceed insurance coverage. The Company is subject to and in the future, may be subject to various claims, including legal claims arising in the normal course of business.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2021, the date which the consolidated financial statement was available to be issued.

In response to the COVID-19 pandemic, the U.S. Small Business Administration (the "SBA") made available a second round of low-interest rate loans to qualified small businesses in December 2020, under its Paycheck Protection Program (the "Second Draw PPP"). In February 2021, the Company submitted an application for a second draw PPP loan. On February 17, 2021, the loan was approved and the Company received loan proceeds in the amount of $457,507. The Company has recorded the loan as debt under FASB ASC 470.

No other events were noted which would require disclosure in the footnotes to the consolidated financial statement.